# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Container Store Group, Inc., CIK 0001411688
CUSIP: 210751202
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 500 Freeport Parkway, Coppell, Texas (TX), 75019
Date of event which requires filing of this statement: 12/21/2024
Amends the filing with accession number 0001193125-13-444118
Filed by CIK 0001449644
Persons authorized to receive notices and communications: Jennifer Bellah Maguire, Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California (CA), 90071-7986, (213) 229-7986

## Reporting persons
- Green Equity Investors V, L.P. (CIK 0001449644): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- Green Equity Investors Side V, L.P. (CIK 0001449643): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- TCS Co-Invest, LLC (CIK 0001590842): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- GEI Capital V, LLC (CIK 0001449640): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- Green V Holdings, LLC (CIK 0001449645): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- Leonard Green & Partners, L.P. (CIK 0001175523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- LGP Management, Inc. (CIK 0001175525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- Peridot Coinvest Manager LLC (CIK 0001632725): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- LGP Associates V LLC (CIK 0001642447): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)
- J. Kristofer Galashan (CIK 0001590836): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,043,430; sole dispositive power 0; shared dispositive power 1,043,430; aggregate amount beneficially owned 1,043,430 (30.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: The Container Store Group, Inc.
Address of issuer's principal executive offices: 500 Freeport Parkway, Coppell, Texas (TX), 75019
Comment:
This Amendment No. 7 to Schedule 13D (this Amendment) relates to shares of Common Stock, par value $0.01 per share (the Common Stock), of The Container Store Group, Inc., a Delaware corporation (the Issuer).
The address of the Issuer's principal executive offices is 500 Freeport Parkway, Coppell, Texas 75019.
On September 3, 2024, the Issuer amended its certificate of incorporation to effect a 1-for-15 reverse stock split of the Common Stock (the Reverse Stock Split). The share and per share amounts reported in this Schedule 13D give effect to the Reverse Stock Split for all periods presented herein.

## Item 2. Identity and Background
Name of person filing:
The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:
(a)As of the date of this statement, (i) GEI V is the record owner of 778,680 shares of Common Stock, (ii) GEI Side V is the record owner of 233,585 shares of Common Stock, and (iii) Co-Invest is the record owner of 10,002 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:
On December 21, 2024, the Issuer and certain of its domestic subsidiaries (collectively with the Issuer, the Debtors) entered into a Transaction Support Agreement (the Transaction Support Agreement) with certain holders of over 90% of the total claims arising under the Issuer's senior secured term loan credit facility, and certain stockholders of the Issuer, including GEI V, GEI Side V and Co-Invest (collectively, the "TSA Parties). In accordance with the terms of the Transaction Support Agreement, on December 22, 2024 (the "Petition Date"), the Debtors commenced voluntary cases (the "Chapter 11 Cases) under chapter 11 of title 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the Bankruptcy Court), providing for a court-administered reorganization pursuant to a prepackaged joint plan of reorganization (the Plan).
In accordance with the Transaction Support Agreement, the parties have agreed to support, approve, implement and enter into definitive documents to effect the transactions contemplated by the Plan, including a restructuring of the Issuer's outstanding debt. If confirmed by the Bankruptcy Court, the Plan would implement a series of transactions that would result in, among other things, all issued and outstanding shares of Common Stock being canceled and extinguished without consideration being provided to holders of such Common Stock. Following the effective date of the Plan (the Plan Effective Date) and consummation of the transactions contemplated thereby, the Issuer has agreed to terminate its reporting obligations under the Securities and Exchange Act of 1934, as amended, and intends to continue as a private company.
Pursuant to the Transaction Support Agreement, the Debtors have agreed to use commercially reasonable efforts to meet several milestones in connection with the Chapter 11 Cases, including, among others, (a) having the Bankruptcy Court enter the order confirming the Plan (the Confirmation Order) no later than 34 calendar days following the Petition Date, and (b) consummating the transactions under the Plan and having the Plan Effective Date occur no later than 14 calendar days following the entry of the Confirmation Order. However, there can be no assurance that the foregoing milestones will be met on such dates, if at all.
The Transaction Support Agreement also contains certain customary representations, warranties and other agreements by the parties thereto. The transactions contemplated by the Transaction Support Agreement, including the Plan Effective Date, are subject to and conditioned upon, among other things, approval of the Plan by the Bankruptcy Court.
The foregoing summary of the Transaction Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Transaction Support Agreement, which is attached hereto as Exhibit 7.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 2 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
The Transaction Support Agreement may result in the Reporting Persons being deemed a "group" with the other TSA Parties. The other TSA Parties may separately report their beneficial ownership of the Common Stock on Schedule 13D with the SEC and reference is hereby made to any such filings for the beneficial ownership of Common Stock of such other TSA Parties and any changes thereto. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by the other TSA Parties.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 2 and the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions with respect to shares of Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 4 and 5 is incorporated herein by reference.
Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: https://www.sec.gov/Archives/edgar/data/1411688/000110465924131067/tm2431779d1_ex10-1.htm

## Signatures
- Green Equity Investors V, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of GEI Capital V, LLC, its General Partner (12/26/2024)
- Green Equity Investors Side V, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of GEI Capital V, LLC, its General Partner (12/26/2024)
- TCS Co-Invest, LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of LGP Management, Inc., General Partner of Leonard Green & Partners, L.P. (12/26/2024)
- GEI Capital V, LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (12/26/2024)
- Green V Holdings, LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of LGP Management, Inc., its Managing Member (12/26/2024)
- Leonard Green & Partners, L.P.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of LGP Management, Inc., its General Partner (12/26/2024)
- LGP Management, Inc.: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (12/26/2024)
- Peridot Coinvest Manager LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary (12/26/2024)
- LGP Associates V LLC: /s/ Andrew C. Goldberg, Andrew C. Goldberg, Senior Vice President, General Counsel and Secretary of Peridot Coinvest Manager, its Manager (12/26/2024)
- J. Kristofer Galashan: /s/ Andrew C. Goldberg, Andrew C. Goldberg, as Attorney-in-Fact for J. Kristofer Galashan (12/26/2024)